

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 27, 2018

Anthony G. Petrello
Chief Executive Officer
Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, TX 77067

> **Re: Nabors Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 23, 2018**
> **File No. 333-226276**

Dear Mr. Petrello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin at (202) 551-3763 with any questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources